    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2000
                                                      REGISTRATION NO. 333-91365
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                           CORVAS INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

       DELAWARE                      2834                       33-0238812
 (State or other juris-    (Primary Standard Industrial      (I.R.S. Employer
diction of incorporation    Classification Code Number)   Identification Number)
   or organization)
                             3030 SCIENCE PARK ROAD
                               SAN DIEGO, CA 92121
                                 (858) 455-9800
   (Address, including zip code and telephone number, including area code, of
                    Registrant's principal executive offices)

                                 ---------------

                                RANDALL E. WOODS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CORVAS INTERNATIONAL, INC.
                             3030 SCIENCE PARK ROAD
                               SAN DIEGO, CA 92121
                                 (858) 455-9800
  (Name, address, including zip code and telephone number, including area code, of agent for service)

                                 ---------------

                                   COPIES TO:
                             BARBARA L. BORDEN, ESQ.
                             DENISE L. WOOLARD, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                               SAN DIEGO, CA 92121

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   PROSPECTUS

                                2,259,707 SHARES

                           CORVAS INTERNATIONAL, INC.

                                  COMMON STOCK

         The selling stockholders are offering and selling up to 2,259,707 shares of Corvas common stock under this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         The selling stockholders may offer their Corvas common stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

         Our common stock is listed on the Nasdaq National Market under the ticker symbol "CVAS." On October 23, 2000, the closing price of one share of Corvas common stock on the Nasdaq National Market was $20.875.

                                ----------------

         THE SHARES OF OUR COMMON STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                ----------------

         THE CORVAS SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        PROSPECTUS DATED OCTOBER 24, 2000

         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT THAT WE FILED WITH THE SEC. THE REGISTRATION STATEMENT INCLUDES EXHIBITS AND ADDITIONAL INFORMATION NOT INCLUDED IN THIS PROSPECTUS.

         WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY SUPPLEMENTAL INFORMATION OR MAKE ANY REPRESENTATIONS FOR US. YOU SHOULD ONLY RELY ON INFORMATION ABOUT CORVAS THAT IS CONTAINED IN THIS PROSPECTUS OR IN ONE OF OUR PUBLIC REPORTS FILED WITH THE SEC AND INCORPORATED INTO THIS PROSPECTUS. INFORMATION CONTAINED IN THIS PROSPECTUS OR IN CORVAS' PUBLIC REPORTS MAY BECOME OUTDATED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR OTHER DATE TO WHICH SPECIFIC INFORMATION CONTAINED HEREIN IS QUALIFIED. WE ARE NOT MAKING AN OFFER OF SECURITIES IN ANY STATE WHERE THE OFFER IS PROHIBITED.

                                   THE COMPANY

         We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapeutics that address large markets, including cardiovascular disease, stroke and cancer. We currently have two product candidates in Phase II clinical trials. Our lead product candidate is UK-279,276, formerly rNIF, a recombinant protein in Phase II clinical trials for the treatment of reperfusion injury associated with ischemic stroke. Pfizer Inc., our collaborator for UK-279,276, has completed a Phase IIa clinical trial in stroke patients and expects to initiate a Phase IIb clinical trial in the fourth quarter of 2000. Our second product candidate, known as rNAPc2, is a recombinant protein that we are developing for the prevention of deep vein thrombosis and pulmonary embolism, and for the treatment of unstable angina. We recently completed a successful Phase II clinical trial for the prevention of deep vein thrombosis and pulmonary embolism and, subject to government regulations, plan to initiate a Phase III clinical trial for this indication in the second half of 2001. We also have a number of research programs aimed at developing novel drugs to modulate proteases involved in cancer and other diseases.

         We originally incorporated in California in 1987 and reincorporated in Delaware in 1993. Our executive offices are located at 3030 Science Park Road, San Diego, California 92121, and our telephone number is (858) 455-9800. CORVAS-Registered Trademark- is a registered trademark and the Corvas logo is our trademark. All other trademarks, trade names and product names referred to in this prospectus are the property of their respective owners.

                                       2.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NEVER BECOME PROFITABLE.

         We have experienced significant operating losses since our inception in 1987. At June 30, 2000, we had an accumulated deficit of approximately $95.3 million. We have not earned any revenues from commercial sales of any therapeutic products. We have funded our operations principally from research funding, license fees, milestone payments and sales of our equity and debt securities. We expect to continue to incur substantial additional operating losses for the next several years as we pursue our clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our current product candidates, particularly UK-279,276 and rNAPc2, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.

WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND WE DO NOT HAVE, AND MAY NEVER DEVELOP, ANY COMMERCIAL DRUGS OR OTHER PRODUCTS THAT GENERATE REVENUES.

         We are at an early stage of development as a biopharmaceutical company, and we do not have any commercial products. Our existing product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs, either because the product candidates fail to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the program through the clinical trial process. We do not expect to be able to market any of our existing product candidates for a number of years, if at all. If we are unable to develop any commercial drugs, or if such development is delayed, we will be unable to generate revenues, which may require that we raise additional capital through financings or cease our operations.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF THE CLINICAL TRIALS FOR OUR TWO MOST ADVANCED PRODUCT CANDIDATES, UK-279,276 AND rNaPc2.

         UK-279,276 and rNAPc2 are our lead product candidates. Our success will depend, to a great degree, on the success of these product candidates. Pfizer, our collaborator on UK-279,276, has completed a Phase IIa clinical trial for safety and dosing of UK-279,276 and it expects to begin a Phase IIb efficacy trial of UK-279,276 in the fourth quarter of 2000 for the prevention of reperfusion injury associated with ischemic stroke. We have completed a Phase II clinical trial of rNAPc2 for the prevention of deep vein thrombosis and pulmonary embolism. We are also currently conducting a Phase IIa clinical trial of rNAPc2 in patients undergoing elective angioplasty to establish safety prior to conducting additional clinical trials in patients with unstable angina. Subject to government regulations, we intend to enter into Phase III clinical trials for rNAPc2 in the second half of 2001.


                                       3.

         Our business prospects will depend on our ability and the ability of our collaborators to complete patient enrollment in clinical trials, the ability to obtain satisfactory results, the ability to obtain required regulatory approvals and the ability to successfully commercialize these products. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment in the trials may result in increased costs, program delays, or both, which could slow down our product development and approval process. If clinical trials for these product candidates are not completed or conducted as planned, or if either or both of these products do not prove to be safe and effective or receive required regulatory approvals, the commercialization of our product candidates would be delayed or prevented, our business would be materially harmed and our stock price would decline.

THE FDA HAS NOT APPROVED ANY OF OUR PRODUCT CANDIDATES AND WE MAY NEVER BE PERMITTED TO COMMERCIALIZE ANY PRODUCT WE DEVELOP.

         Our product candidates are in the early stages of development and have not received required regulatory clearance from the Federal Drug Administration, or the FDA, or any other regulatory body to be commercially marketed and sold. The regulatory clearance process typically takes many years and is extremely expensive and regulatory clearance is never guaranteed. If we fail to obtain regulatory clearance for our current or future product candidates, we will be unable to market and sell any products and therefore may never be profitable.

         As part of the regulatory clearance process, we must conduct, at our own expense or our collaborators' expense, preclinical research and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for, and regulations applicable to any particular product.

         The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable standards. The FDA can delay, limit or not grant approval for many reasons, including:

         -     a product candidate may not be safe or effective

         - FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret it

         - the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators

         -     the FDA may change its approval policies or adopt new regulations


                                       4.

         The FDA also may approve a product candidate for fewer indications than requested or may condition approval on the performance of post-marketing studies for a product candidate.

         Even if we receive FDA and other regulatory approvals, our product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market.

         In addition, any marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

         The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons. Any delay in, or failure to receive approval for, any of our products could materially harm our business, financial condition and results of operations.

OUR PRECLINICAL AND CLINICAL TESTING RESULTS ARE UNCERTAIN. IF TRIAL RESULTS ARE NEGATIVE, WE MAY BE FORCED TO STOP DEVELOPING PRODUCT CANDIDATES IMPORTANT TO OUR FUTURE.

         The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results from later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We cannot assure you that the data collected from clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval.

         Administering any product candidates we develop to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. We cannot assure you that any of our product candidates will be safe for human use.

IF WE FAIL TO OBTAIN ADDITIONAL FINANCING, WE MAY BE UNABLE TO COMPLETE THE DEVELOPMENT AND COMMERCIALIZATION OF rNAPc2 AND OTHER PRODUCT CANDIDATES OR CONTINUE OUR RESEARCH AND DEVELOPMENT PROGRAMS.

         Our operations have consumed substantial amounts of cash since inception. Our sources of revenue are primarily limited to research funding, license fees and milestone payments from our corporate collaborators. During 1999, we had a net loss of approximately $13.0 million. We expect that we will continue to spend substantial amounts on research and development, including amounts spent for manufacturing clinical supplies, conducting clinical trials for our product candidates and expanding our drug development programs. We expect that the net proceeds from this offering, together with our existing assets, will be sufficient to fund our operations for at least the next two years. However, our future capital needs will depend on many factors, including the receipt of milestone payments from our collaboration with Pfizer, and progress in our research and development activities.


                                       5.

We do not have committed external sources of funding. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug discovery programs, clinical trials or other aspects of our operations. We also could be required to:

         - seek corporate collaborators for programs at an earlier stage than would be desirable to maximize the rights to future product candidates that we retain

         - relinquish or license rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable to us than might otherwise be available

IF WE FAIL TO MAINTAIN OUR EXISTING COLLABORATIVE RELATIONSHIPS, OR IF OUR COLLABORATORS DO NOT DEVOTE ADEQUATE RESOURCES TO THE DEVELOPMENT AND COMMERCIALIZATION OF OUR LICENSED PRODUCT CANDIDATES, WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

         We have granted exclusive development, commercialization and marketing rights to Pfizer for the development of UK-279,276 and to Schering-Plough for orally administered inhibitors of thrombosis and inhibitors of a key protease associated with hepatitis C virus replication that have resulted from these collaborations. These collaborators are responsible for all aspects of these programs, including the conduct of research and development, clinical trials and the regulatory approval process. We have no control over the amount and timing of resources that our collaborators dedicate to the development of our licensed product candidates. Our ability to generate royalties from our collaborators depends on our collaborators' abilities to establish the safety and efficacy of our product candidates, obtain regulatory approvals and achieve market acceptance of our products. Our collaboration with Schering-Plough relating to orally administered inhibitors of thrombosis is scheduled to terminate in December 2000. If Pfizer or Schering-Plough do not perform under our collaborative agreements, our potential for revenue from the related product candidates will be dramatically reduced. Pfizer and Schering-Plough may terminate our collaborative agreements on short notice.

         Collaborative agreements generally pose the following risks:

         - collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to renew research and development programs

         - collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing

         - collaborators could independently develop, or develop with third parties, products that could compete with our future products

         - the terms of our contracts with our current or future collaborators may not be favorable to us in the future


                                       6.

         - a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product

         - disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant litigation or arbitration

         - collaborations may be terminated and we will experience increased capital requirements if we elect to pursue further development of the product candidate

         In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

IF WE DO NOT FIND ADDITIONAL COLLABORATORS FOR OUR PRODUCT CANDIDATES, WE MAY HAVE TO REDUCE OR DELAY OUR RATE OF PRODUCT DEVELOPMENT AND/OR INCREASE OUR EXPENDITURES.

         Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with pharmaceutical companies to advance our programs and reduce our expenditures on each program. We may not be able to negotiate additional collaborations on acceptable terms or at all. If we are not able to establish additional collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our capital expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

OUR COMPETITORS MAY DEVELOP AND MARKET DRUGS THAT ARE LESS EXPENSIVE, MORE EFFECTIVE, OR SAFER WHICH MAY DIMINISH OR ELIMINATE THE COMMERCIAL SUCCESS OF ANY PRODUCTS WE MAY COMMERCIALIZE.

         The biopharmaceutical market is highly competitive. Almost all of the larger biopharmaceutical companies have developed, or are attempting to develop, products that will compete with products we may develop, including some that are in late stage clinical trials. It is possible that our competitors will develop and market products that are less expensive and more effective than our future products or that will render our products obsolete. It is also possible that our competitors will commercialize competing products before any of our products are marketed. We expect that the competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.


                                       7.

FAILURE TO RETAIN OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OUR EXECUTIVE VICE PRESIDENT, RESEARCH AND DEVELOPMENT AND OTHER KEY PERSONNEL COULD DECREASE OUR ABILITY TO OBTAIN FINANCING, CONDUCT CLINICAL TRIALS OR DEVELOP OUR PRODUCT CANDIDATES.

         We depend on our President and Chief Executive Officer, Randall E. Woods, and our Executive Vice President, Research and Development, George P. Vlasuk, Ph.D. The loss of either of these individuals may prevent us from achieving our business objective of commercializing our product candidates. Both of these employees have employment agreements with us, but the agreements provide for "at-will" employment with no specified term. Our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing and governmental regulation. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If we are unsuccessful in our recruitment and retention efforts, our business operations will be harmed.

BECAUSE WE HAVE LIMITED MANUFACTURING EXPERIENCE AND WE RELY ON THIRD-PARTY MANUFACTURERS, WE ARE UNABLE TO CONTROL THE AVAILABILITY OF OUR PRODUCT CANDIDATES.

         In order to be successful, our product candidates must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements, and at an acceptable cost. We have only limited experience in pilot scale manufacturing. For larger-scale production, which is required for clinical testing, we intend to rely on third parties to manufacture our product candidates. If we cannot continue to contract for large-scale manufacturing capabilities on acceptable terms, or if we encounter delays or difficulties with manufacturers, we may not be able to conduct clinical trials as planned. This would delay or halt submission of our product candidates for regulatory clearance, and may prevent us from selling our products and achieving profitability.

         Also, our third-party manufacturers may be unable to manufacture any product candidate we develop in commercial quantities on a cost-effective basis. Covance Inc. is our sole supplier of our rNAPc2 product candidate. Covance has recently announced that it has engaged investment bankers to explore the possible divestiture of its pharmaceutical packaging and biomanufacturing business. If for any reason Covance delays the supply of our rNAPc2 product candidate, we may have to delay our clinical trials.

         We may need to expand our existing relationships or establish new relationships with additional third-party manufacturers for our current and future product candidates. We may be unable to establish or maintain relationships with third-party manufacturers on acceptable terms, or at all. Our dependence on third parties may reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our product candidates and may be unable to obtain or maintain the necessary governmental licenses and approvals to manufacture our product candidates. Any such failure could delay or preclude receiving regulatory approvals to sell our product candidates.


                                       8.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE AS EFFECTIVELY.

         Our success depends in part on our ability to obtain and enforce patent protection for our products, both in the United States and other countries, and operate without infringing the proprietary rights of third parties. The scope and extent of patent protection for our product candidates is uncertain and frequently involves complex legal and factual questions. We cannot predict the breadth of claims that will be allowed and issued in patents related to biotechnology or pharmaceutical applications. Once such patents have issued, we cannot predict how the claims will be construed or enforced. In addition, statutory differences between countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. We rely on patent and other intellectual property protection to prevent our competitors from developing, manufacturing and marketing products based on our technology. Our patents may not be enforceable and they may not afford us protection against competitors, especially since there is a lengthy lead time between when a patent application is filed and when it is actually issued. Because of this, we may infringe on intellectual property rights of others without being aware of the infringement. If a patent holder believes that one of our product candidates infringes on their patent, they may sue us even if we have received patent protection for our technology. If another party claims we are infringing their technology, we could face a number of issues, including the following:

         -      defending a lawsuit, which is very expensive and time consuming

         -      paying a large sum for damages if we are found to be infringing

         - being prohibited from selling or licensing our products or product candidates until we obtain a license from the patent holder, who may refuse to grant us a license or will only agree to do so on unfavorable terms. Even if we are granted a license, we may have to pay substantial royalties or grant cross- licenses to our patents

         - redesigning our drug so it does not infringe on the patent holder's technology if we are unable to obtain a license. This may not be possible and, even if possible, it would require substantial additional capital and would delay commercialization

         The coverage claimed in a patent application can be significantly narrowed before a patent is issued, either in the United States or abroad. We do not know whether any of our pending or future patent applications will result in the issuance of patents. To the extent patents have been issued or will be issued, we do not know whether these patents will be subjected to further proceedings limiting their scope, will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may issue on our pending applications, may become subject to dispute, including interference proceedings in the United States to determine priority of invention or opposition proceedings in foreign countries contesting the validity of issued patents.

         We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. While we believe that we have protected our trade secrets, some of our


                                       9.

current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop equivalent knowledge, methods and know-how or gain access to our proprietary information through some other means.

         Since we collaborate with third parties on some of our technology, there is also the risk that disputes may arise as to the rights to technology or drugs developed in collaboration with other parties.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, THE DAMAGES MAY EXCEED OUR INSURANCE.

         Since we conduct clinical trials on humans, we face the risk that the use of our product candidates will result in adverse effects. These risks will exist even for products that may be cleared for commercial sale. We have obtained liability insurance of $10.0 million for our product candidates in clinical trials. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of our insurance coverage.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE DRUGS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

         There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our and our collaborators' ability to commercialize our products in both domestic and foreign markets will depend in part on the reimbursements obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide reimbursement for any drugs we may develop, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS.

         Because we do not have any marketed products, we have limited experience in sales, marketing and distribution. To directly market and distribute any products we may develop, we must build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. Alternatively, we may obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales


                                      10.

force. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

THE GOVERNMENT HAS RIGHTS TO SOME OF OUR TECHNOLOGY.

         In September 1999, we were awarded a government grant from the National Institute for Allergy and Infectious Diseases to support our research related to the treatment of malaria. As a result of the grant, the government has rights in the technology, including inventions, developed with their funding. In addition, the government may require us to grant to a third party an exclusive license to any inventions resulting from the grant if the government determines that we have not taken adequate steps to commercialize inventions or for public health or safety needs.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS AND WE MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE.

         Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling and disposal of these materials. We generally contract with third parties for the disposal of such substances, and store our low level radioactive waste at our facility until the materials are no longer considered radioactive because there are no facilities permitted to accept such waste in California or neighboring states. While we believe that we comply with current regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations.

OUR STOCK HAS BEEN, AND MAY CONTINUE TO BE, EXTREMELY VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.

         The market price of our common stock has been, and likely will continue to be, extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

         -        changes in the market valuations of biotechnology companies

         - results of the government approval process for our products and competing products

         - announcements and results of our clinical trials and the clinical trials of our competitors

         - developments in our relationships with our existing or future collaborators


                                      11.

         -        fluctuations in our operating results

         - announcements of technological innovations or new products or services by us or by our competitors

         - developments related to patents or other proprietary rights of us or others

         -        comments by securities analysts

         -        actions by governmental regulatory agencies

         - announcements by us or our competitors of acquisitions, strategic relationships, joint ventures or capital commitments

         - developments in domestic and international governmental policy or regulation

         -        additions or departures of our key personnel

         -        sales of our common stock in the open market

         -        other events or factors beyond our control

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS AND STOCKHOLDER RIGHTS PLAN AND UNDER DELAWARE LAW MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER AND COULD PREVENT STOCKHOLDERS FROM RECEIVING A FAVORABLE PRICE FOR THEIR SHARES.

         Provisions in our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in our control, even if the transaction would benefit our stockholders. These provisions:

         - authorize our board of directors, without requiring stockholder approval, to issue up to 8.25 million shares of "blank check" preferred stock to increase the number of outstanding shares and prevent a takeover attempt

         - limit who has the authority to call a special meeting of stockholders

         - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders

         - require the approval of holders of at least 66 2/3% of our voting stock as a condition to a merger or other specified business transactions with, or proposed by, a holder of 15% or more of our voting stock

         Further, our board of directors has adopted a stockholder rights plan, commonly known as a "poison pill," that may delay or prevent a change in control.


                                      12.

ISSUANCE OF SHARES IN CONNECTION WITH FINANCING TRANSACTIONS OR UNDER STOCK PLANS, OUTSTANDING WARRANTS AND OUTSTANDING CONVERTIBLE NOTES WILL DILUTE CURRENT STOCKHOLDERS.

         We maintain stock plans under which employees, directors and consultants can acquire shares of our common stock through the exercise of stock options and other purchase rights. We also have outstanding warrants and convertible notes. You will incur dilution upon exercise of our outstanding options, warrants and convertible notes. Both the number of certain outstanding warrants and their exercise price are adjusted semi-annually due to the accretion of interest on our outstanding convertible notes. Therefore you will also incur dilution when the number of warrants that are outstanding is adjusted.

         If we raise additional funds by issuing additional stock, further dilution to our stockholders will result, and new investors could have rights superior to existing stockholders.

                                 USE OF PROCEEDS

         Corvas will not receive any proceeds from sales of Corvas shares by the selling stockholders. The selling stockholders will receive the proceeds from sales of these shares.

                               RECENT DEVELOPMENTS

         In June 1996, as a recruiting incentive, we loaned our Chief Executive Officer, Randall E. Woods, $200,000, interest-free, in connection with his relocation to San Diego County, California. The note has been amended several times by our board and Human Resources Committee. In July 1999, the note was amended to increase the principal amount of the note to $277,500 and in September 2000, the maturity date of the note was amended to be the earlier of August 31, 2001 or within 90 days of Mr. Woods' termination of employment with us. As of October 18, 2000, the outstanding principal on the loan was $277,500.


                                      13.

                              SELLING STOCKHOLDERS

         We are registering the 2,259,707 shares on behalf of the selling stockholders pursuant to registration rights agreements we entered into with the selling stockholders in connection with convertible debt and equity financings closed concurrently on October 20, 1999. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors.

         Our registration of these Corvas shares does not necessarily mean that the selling stockholders will sell any or all of these shares, or that Artisan Equity Limited will elect to convert any of their second convertible note into common stock, or that it will elect to convert this convertible note for the number of shares listed in the following table.


                                        NUMBER OF         PERCENT OF                    NUMBER OF         PERCENT OF
                                          SHARES            SHARES       NUMBER OF        SHARES            SHARES
                                       BENEFICIALLY      BENEFICIALLY    SHARES        BENEFICIALLY      BENEFICIALLY
                                      OWNED PRIOR TO    OWNED PRIOR TO     BEING       OWNED AFTER       OWNED AFTER
    NAME OF SELLING STOCKHOLDERS       OFFERING(1)      OFFERING(1)(2)    OFFERED     OFFERING(1)(3)   OFFERING(1)(2)(3)
    ----------------------------      --------------    --------------   ----------   --------------   -----------------
  Artisan Equity Limited(4)              4,483,707          17.4%         1,559,707      2,924,000         12.1%

  Westcoast and Company(5)               1,493,000           7.0%           100,000      1,393,000          6.5%

  Sofinov Societe Financiere             1,400,000           6.6%           400,000      1,000,000          4.7%
  D'Innovation Inc.

  Finsbury Technology Trust                200,000           *              200,000              0          *
                                      --------------                     ----------              -
                              TOTAL      7,576,707                        2,259,707      5,317,000
                                      ==============                     ==========   ==============

------------------------------------------------------------------------------------------------------------------------

  *      Less than 1%

  (1) This table is based on information contained in Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

  (2) Applicable percentage of ownership is based on 21,309,505 shares of common stock outstanding on October 18, 2000, adjusted as required by rules promulgated by the Securities and Exchange Commission.

  (3)    Assumes the sale of all shares offered hereby.

  (4) Assumes that both convertible notes accrete until the stated maturity of August 17, 2006, and all principal and accretion are converted into common stock immediately prior to maturity at $3.25 per share.

  (5) Acorn Investment Trust beneficially owns 1,358,000 shares of common stock and shares voting and dispositive power over the 1,358,000 shares with Wanger Asset Management, L.P. and its general partner Wanger Asset Management Ltd. Oregon State Treasury beneficially owns 135,000 shares of common stock and shares voting and dispositive power over the 135,000 shares with Wanger Asset Management, L.P. and its general partner Wanger Asset Management Ltd.


                                      14.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer their Corvas shares at various times in one or more of the following transactions:

-        on the Nasdaq National Market;
-        in the over-the-counter market;
- in negotiated transactions other than the Nasdaq National Market or the over-the-counter market;
-        in connection with short sales of the Corvas shares;
-        by pledge to secure debts and other obligations;
- in connection with the writing of call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
-        in a combination of any of the above transactions.

         The selling stockholders may sell their shares at market prices at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers for whom they acted as agents.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    1. Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

    3. Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.


                                      15.

         You may request a free copy of these filings by writing to us at the following address:

                      CORVAS INTERNATIONAL, INC.
                      ATTN:  INVESTOR RELATIONS
                      3030 SCIENCE PARK ROAD
                      SAN DIEGO, CA 92121



                                  LEGAL MATTERS

         For purposes of this offering, Cooley Godward LLP, San Diego, California, is giving its opinion on the validity of the shares.

                                     EXPERTS

         The Company's financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                      16.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all expenses payable by Corvas in connection with the sale of the securities being registered. All the amounts shown are estimates except for the SEC registration fee and the Nasdaq National Market listing fee.

         SEC Registration fee........................................        $  1,784.08
         Nasdaq National Market listing fee..........................          14,000.00
         Legal fees and expenses.....................................          11,000.00
         Accounting fees and expenses................................           7,000.00
         Miscellaneous...............................................           1,215.92
                                                                             -----------
                  Total..............................................        $ 35,000.00
                                                                             ===========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

         The Registrant's Bylaws contain a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty, except to the extent such limitation of liability is prohibited by the Delaware Law. This provision eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant's Bylaws provide that the Registrant shall indemnify directors and officers to the fullest extent permitted by law. The effect of these provisions is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

         In addition, Registrant has entered into indemnity agreements with its executive officers and directors whereby Registrant obligates itself to indemnify such officers and directors from any amounts which the officer or director becomes obligated to pay because of any claim made against him or her arising out of any act or omission committed while he or she is acting in his or her capacity as a director and/or officer of Registrant.

         Registrant maintains directors and officers liability insurance coverage that insures its officers and directors against certain losses that may arise out of their positions with the Registrant and insures the Registrant for liabilities it may incur to indemnify its officers and directors.

ITEM 16. EXHIBITS


    EXHIBIT
    NUMBER                                        DESCRIPTION OF DOCUMENT
    -------                                       -----------------------
        4.3*            Common Stock Purchase  Agreement  between the Company and International
                        Biotechnology  Trust plc ("IBT") and  Societe  Financiere  D'Innovation
                        Inc. ("Sofinov"), dated as of August 18, 1999.
        4.4*            Registration  Rights Agreement between the Company and IBT and Sofinov, dated as of August 18, 1999.
        4.5*            Note Purchase  Agreement between the Company and Artisan Equity Limited
                        ("Artisan"), dated as of August 18, 1999.(1)
        4.6*            5.5% Convertible  Senior  Subordinated  Note Due 2006, in the principal amount  of  $6,500,000,  issued  to  Artisan,  dated as of  August  18,
                        1999.(1)
        4.7*            Registration  Rights Agreement  between the Company and Artisan,  dated as of August 18, 1999.(1)
        5.1*            Opinion of Cooley Godward LLP
       23.1             Consent of KPMG LLP
       23.2             Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1

       24.1*            Power of Attorney. Reference is made to page II-5.

-----------------------------------
*      Previously filed.
(1) Incorporated by reference to Schedule 13D, filed by Artisan Equity Limited on August 27, 1999.

ITEM 17. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers of the Registrant pursuant to provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or executive officer of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or executive officer in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         (4) That, for the purposes of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (7) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 24, 2000.

                                     CORVAS INTERNATIONAL, INC.

                                     By:  /s/ RANDALL E. WOODS
                                        ----------------------------------------
                                         Randall E. Woods
                                         President and Chief Executive Officer



        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                                            DATE
---------                                -----                                            ----
 /s/ RANDALL E. WOODS                    President, Chief Executive Officer and           October 24, 2000
------------------------------------     Director (PRINCIPAL EXECUTIVE OFFICER)
Randall E. Woods


/s/ CAROLYN M. FELZER                    Senior Director of Finance (PRINCIPAL            October 24, 2000
------------------------------------     FINANCIAL AND ACCOUNTING OFFICER)
Carolyn M. Felzer


/s/ M. BLAKE INGLE, PH.D. *              Chairman of the Board of Directors               October 24, 2000
--------------------------------------
M. Blake Ingle, Ph.D.


                                         Director                                         October 24, 2000
--------------------------------------
Susan Bayh


                                         Director                                         October 24, 2000
--------------------------------------
J. Stuart Mackintosh


                                         Director                                         October 24, 2000
--------------------------------------
Burton E. Sobel, M.D.


/s/ MICHAEL SORELL, M.D. *               Director                                         October 24, 2000
--------------------------------------
Michael Sorrell, M.D.

/s/ NICOLE VITULLO *                     Director                                         October 24, 2000
------------------------------------
Nicole Vitullo


/s/ GEORGE P. VLASUK, PH.D. *            Executive Vice President, Research and           October 24, 2000
------------------------------------     Development and Director
George P. Vlasuk, Ph.D.


*By:     /s/ CAROLYN M. FELZER
         ---------------------
         Carolyn M. Felzer
         Attorney-In-Fact

                                INDEX TO EXHIBITS


    EXHIBIT
    NUMBER                                       DESCRIPTION OF DOCUMENT
    -------                                      -----------------------
      4.3*                      Common Stock Purchase  Agreement  between the Company and International
                                Biotechnology  Trust plc ("IBT") and  Societe  Financiere  D'Innovation
                                Inc. ("Sofinov"), dated as of August 18, 1999.
      4.4*                      Registration  Rights Agreement between the Company and IBT and Sofinov, dated as of August 18, 1999.
      4.5*                      Note Purchase  Agreement between the Company and Artisan Equity Limited
                                ("Artisan"), dated as of August 18, 1999.(1)
      4.6*                      5.5% Convertible  Senior  Subordinated  Note Due 2006, in the principal amount  of  $6,500,000,  issued  to  Artisan,  dated as of  August  18,
                                1999.(1)
      4.7*                      Registration  Rights Agreement  between the Company and Artisan,  dated as of August 18, 1999.(1)
      5.1*                      Opinion of Cooley Godward LLP
     23.1                       Consent of KPMG LLP
     23.2                       Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
     24.1*                      Power of Attorney. Reference is made to page II-5.

-----------------------------------
*        Previously filed.
(1) Incorporated by reference to Schedule 13D, filed by Artisan Equity Limited on August 27, 1999.